Exhibit 99.3

Designated Disclosure with Respect to the Company’s Projected Cash Flows

Whereas the Company was incorporated in Israel and its securities are also traded in the Tel Aviv Stock Exchange (“TASE”), it is subject to certain reporting requirements under the Israeli Securities Law, 1967, inter alia, the requirement to publish a projected cash flow for a period of 24 months (the “Projected Cash Flow”) if and to the extent that a Warning Signs (as defined below) exists in the Company’s financial statements; and also provide explanations on differences between previously disclosed Projected Cash Flow with actual cash flow

“Warning Signs” are defined under the Securities Regulations (Immediate and Periodic Notices) 5730-1970 (the “Regulations”), as one of the followings: (i) A deficit in shareholders ‘equity; (ii) An opinion or review by the corporation’s auditors as of the report date that includes reference to the corporation’s financial condition; (iii) A deficit in working capital or in working capital for a period of twelve months together with a persistent negative cash flow from ongoing activity; (iv) A deficit in working capital or in working capital for a period of twelve months or an ongoing negative cash flow from ongoing activity and the Board of Directors of the corporation has not determined that this is not an indication of a liquidity problem in the corporation; (v) An opinion or review by the corporation’s auditors as of the report date which includes reference to any material doubts concerning the continuation of the corporation’s activities as a going concern;

The first three Warning Signs as described in the paragraph above exists in the Company’s financial statements for 30.06.2017. Therefore the Company publishes this Projected Cash Flow of the Company (on a standalone basis) and the assumptions upon which it is based:

	June 30, 2017- December 31, 2017 (NIS Thousands)	January 1, 2018- December 31, 2018 (NIS Thousands)	January 1, 2019- December 31, 2019 (NIS Thousands)
Opening balance: Cash and cash equivalents	24	35	70
Projected Sources

Sources from realization of assets and business:
Cash flows from selling our holdings in the Radisson Hotel(1)	301		-
Cash flow from sale of our holdings in plot in India (Bangalore Project)(2)	7	79	-
Cash flow from selling of our medical business(3)	-	50	128
Cash Flow from repayment of loan to Elbit Medical(4)			154
Cash flow from sale of our holding in plot in India (Chennai project)(5)			32

Total Sources	332	164	384
Projected uses:

Debt service:
Principal payment to Bank Hapoalim(6)	51	-	-
Interest payment to Bank Hapoalim(6)	1	-	-
Principal payment to Series H note holders(6)	220	76	-
Interest payment to Series H note holders(6)	9	2	-
Principal and accrued interest payments to Series H note holders(6)	-	-	318
Payments to our subsidiary Plaza centers NV(7)	-	7	-
Payments to our subsidiary Bucuresti turism	3	-	-
Other operating expenses

General and administrative expenses	5	9	5
Other non-recurring expenses(8)	8	-	-
Total Uses	297	94	323
Closing balance: Cash and cash equivalents	35	70	61

Assumptions and explanations pertaining to the above Projected Cash Flow:

General assumption: the Projected Cash Flow was prepared based on the exchange rates, interest rates and the quoted market price of Elbit Medical Ltd. (“Elbit Medical”) shares known close to the date of the approval of this report as follow:

USD/NIS Exchange rate	3.49
Euro/NIS exchange rate	4.12
Indian Rupee/NIS exchange rate	0.054
Euro Libor rate (%)	-
Elbit Medical share price on the TASE	0.13

(1)	On November 30, 2017, the Company announced that its wholly owned indirect subsidiary has signed a definitive sale and purchase agreement for the sale of its entire shareholding (comprising approx. 98.2% of the outstanding share capital) in the company (the “SPV”) which owns the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the “Transaction”).

The consummation of the Transaction, which is expected to occur during the month of December 2017, is subject to the fulfillment of a conditions precedent, namely the obtaining by the Purchaser of externally sourced financing.

The estimated net proceeds to be derived from the Transaction (after offsetting the SPV’s senior bank loan, working capital and other adjustments, as well as transaction expenses) is expected to be approximately €81 million. Part of the net proceeds equal to €8 million will be used to finance a vendor loan (from the Company to the purchaser) which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum.

Receipt of the proceeds and their exact amount depend on a number of factors including: (i) that the transaction will be consummated; (ii) the estimated net working capital of the SPV as of the closing date as well as  the estimated transaction and other expenses which will be borne by the Company as part of the closing; (iii) The transaction is quoted in Euro and therefore any change in the Euro/NIS exchange rate might affect the net proceed in NIS; and (iv) The Company assume that it will not be oblige to pay taxes as a result of this transaction based on the advice of its tax advisors. This assumption might be challenged by the relevant tax authorities.

(2)	This amounts are based on the agreement with our partner in the project (“Buyer”) (for additional information see ITEM 4 - “Recants Events” of the Company’s form 20-F for fiscal year ended December 31, 2016). The main assumptions with respect to this amounts are: (i) that there will be no material delays in payments by the Buyer which could mainly result from liquidity problems of the Buyer including difficulties in obtaining financing for the project in order to execute the payments and to close the transaction; (ii) execution of offshore payments from India are subject to heavy regulations. Changes in the regulations (as was done in the past) might cause delays in payments or even inability to execute the transaction in its current structure; and (iii) The transaction is quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS.

(3)	Those amounts are based on realization of our shares in Elbit Medical based on the quoted price of Elbit Medical shares in the TASE after taking into account certain deductions. The main assumptions that might affect those amounts are: (i) the share price of Elbit Medical in the TASE which can change due to changes in the business of Elbit Medical (i.e. in the business of InSightec Ltd. (“Insightec”) and Gamida Cell Ltd. (“Gamida”), both are private Bio-Med companies in which Elbit Medical holds 30% and 17.8%, respectively) and / or due to trading trends on the TASE; (ii) the business of Elbit Medical (i.e. in the business of InSightec and Gamida) is denominated and measured in US Dollar, therefore changes in the USD/NIS exchange rate might affect the share price of Elbit Medical and in turn affect the net proceed in NIS; (iii) Low trading volumes in Elbit Medical’s share on the TASE in a manner that will not enable the sale under such terms (i.e. price and timing); (IV) the general trend in the Biomed market.

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(4)	The Company granted 3 loans to its subsidiary Elbit medical which are due on January 1, 2019. The main assumptions that might affect those amounts are: (i) the ability of Elbit Medical to repay the loan on time; (ii) one of the loan is quoted in USD therefore changes in the USD/NIS exchange rate might affect the net proceed in NIS;

(5)	The Projected proceed from the sale of the Company’s right in the plot in Chennai takes into account certain deduction from its value according to the Company financial statement as for June 30, 2017. The main assumptions with respect to this amounts are: (i) the Company will find a reputable buyer for this plots on “as is where is” situation since the Company has no ability to make progress in the zoning of the plot; (ii) the Company estimates that the proposed purchaser will finance a significant part pf the transaction by obtaining an external financing. There is no assurance that such financing will be granted to the proposed purchaser; (iii) execution of offshore payments from India are subject to heavy regulations. Changes in regulations (as was done in the past) might cause delays in payments or even inability to execute the transaction in its current structure; and (iv) any transaction will be quoted in Indian Rupee (“INR”) and therefore any change in the INR/NIS exchange rate might affect the net proceed in NIS; (V) general trend of the residential market in Chennai.

(6)	The principal and the interest payments to bank Hopaolim can mainly be affected by the Euro/ NIS exchange rate as well as the Euro Libor interest rate. The principal and the interest payments to Series H noteholders and Series I noteholders can mainly be affected from increase in the Israeli Consumer Price Index (“CPI”) (whereas the principal and interest payments are linked to changes in the CPI of November 2013).

The Company assumes that it will make an early repayment of interest and principal to its series H holders in the amount of NIS 220 million following the completion of the sale of the Radisson Blu Hotel (It should be noted that in a document that the Company published to the public in connection with the sale of the Radisson Blu Hotel, it stated that the proceeds of the transaction will be used for early repayment of at least NIS 190 million to series H holders, but the Company also stated that it reserves the discretion to decide on a higher amount).

(7)	The Company has an outstanding debts to PC in the amount of approximately Euro 1.7 million. The debt (principal and interest) is due on May 31, 2018 with early mandatory prepayments upon the sale of our plots in India. The principal and the interest payments to PC can mainly be affected by the Euro/ NIS exchange rate.

(8)	The non-recurring expenses include mainly expenses due to: (i) the extensive legal and accounting expenses in connection with the preparation and publication of our financial statement for the year that ended on December 31, 2016; (ii) payment of the Company’s share in a settlement of the Gadish class actions against the Company and others (for additional information see Item ITEM 4 - “Recents Events” of the Company’s form 20-F for fiscal year ended December 31, 2016).

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The Company has additional cash generating abilities that were not taken in to account in preparing the Projected Cash Flow detailed above. The following describes the Company’s assumptions regarding these additional cash generating abilities:

Item	Amount (NIS million)	Additional information

Plot in Kochi, India	5	Based on transaction signed on January 14, 2016_for the sale of this plot. For additional information see ITEM 4 - “Recents Events” of the Company’s form 20-F for fiscal year ended December 31, 2016.

Shares in Olive	4	The Company holding in Olive is approximately 16.3%. The estimation is based on preliminary analysis done internally by the Company.

Vendor loan in respect of the sale of our holding in Radisson	38	Represents the principal and interest payments with respect to the vendor loan which will be granted by the Company to the Purchaser of the rights in Radisson Blu Hotel. It should be noted that all the principal payment and part of the interest payments are due 3 years from the anticipated closing date (i.e.: December 2020).

Share in PC (45%)	-	Due to the significant debt burden of PC and the going concern note included in PC’s financial statements, the Company assume that its equity position in PC is negligible.
Total	47

The information detailed above, concerning the Company’s cash flow forecast, including the materialization, occurrence, consummation and execution of the events, transactions and of the assumptions on which such Projected Cash Flow is based, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective, assessments, estimates, etc. and is based, among other things, on the Company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

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